AMENDMENT TO

TRANSFER AGENCY AGREEMENT

This AMENDMENT (“Amendment”) is made this 24th day of August 2016, but shall be effective, 1 November 2016 (the “Amendment Effective Date”), between Victory Variable Insurance Funds (the “Trust”) and FIS Investor Services LLC (“FIS”), successor in interest to SunGard Investor Services LLC, which was assignee of Citi Fund Services Ohio, Inc., formerly known as BISYS Fund Services Ohio, Inc. (“Citi”), to the Transfer Agency Agreement dated April 1, 2002, between the Trust and Citi, as previously amended, the “Agreement”.  All capitalized terms used but not defined herein shall have the meanings given them in the Agreement.

WHEREAS, FIS and the Trust wish to enter into this Amendment to the Agreement to extend the term of the Agreement and revise the fees;

NOW, THEREFORE, in consideration of the mutual covenants and promises hereinafter contained and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, intending to be legally bound, the Trust and FIS hereby agree as follows:

1.              Amendments.

a.              All reference in the Agreement to “SunGard” shall mean “FIS”.

b.              Section 5 (“Term”) of the Agreement is deleted in its entirety and replaced with the following:

“(a) Unless otherwise terminated as provided herein, this Agreement shall continue in effect through 31 October 2021 (such period, the “New Initial Term”). Thereafter, unless otherwise terminated as provided herein, this Agreement shall renew for one, two (2) year period (a “Rollover Period”) and thereafter shall be renewed automatically for successive one-year periods (each, also “Rollover Periods”); provided that such continuance is specifically approved by a vote of a majority of those members of the Board of Trustees of the Trust who are not parties to this Agreement or “interested persons” (as defined in the 1940 Act) of any such party, and by the vote of the Board of Trustees or a majority of the outstanding voting securities of each Fund.  This Agreement may be terminated: (i) by provision of a written notice of non-renewal at least sixty (60) days prior to the end of the New Initial Term or any Rollover Period, as the case may be; (ii) by mutual agreement of the parties; (iii) for “cause,” as defined below, upon the provision of sixty (60) days advance written notice by the party alleging cause; or (iv) by the Trust upon sixty (60) days advance written notice to FIS, provided that the Trust complies with its obligation to pay liquidated damages where applicable.

(b)         For purposes of this Section, “cause” shall mean: (i) a material breach of this Agreement, including a material breach of any representations and warranties contained herein, that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (ii) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (iii) financial difficulties on the part of the party to be terminated that are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 (Bankruptcy) of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors. FIS shall not terminate this Agreement pursuant to clause (i) above based solely upon the Trust’s failure to pay an amount to FIS which is the subject of a good faith dispute, if: (x) the Trust is attempting in good faith to resolve such dispute with as much expediency as may be possible under the circumstances; and (y) the Trust continues to perform its obligations hereunder in all other material respects (including paying all fees and expenses not subject to reasonable dispute hereunder).

(c)          Notwithstanding the foregoing termination provisions, following any such termination, in the event that FIS in fact continues to perform any one or more of the Services with the consent of the Trust, the provisions of this Agreement, including, without limitation, the provisions dealing with compensation and indemnification, shall continue in full force and effect. Fees and out-of-pocket expenses incurred by FIS but unpaid by the Trust upon such termination shall be immediately due and payable upon and notwithstanding such termination. In the event of a termination other than a termination for cause, FIS shall be entitled to collect from the Trust, in addition to the fees and expenses provided in other sections of this Agreement, the amount of all of FIS reasonable cash disbursements in connection with FIS’ activities in effecting such termination, including without limitation, the delivery to the Trust, and/or other parties of the Funds’ property, records, instruments and documents. Subsequent to such termination, for a reasonable fee, FIS will provide the Trust with reasonable access to any Trust documents or records remaining in its possession, and provide such documents to any successor transfer agent.

(d)         If, during the New Initial Term, for any reason other than (i) non-renewal, (ii) mutual agreement of the parties, or (iii) “Cause” for termination of FIS hereunder, FIS’ services are terminated hereunder, FIS is replaced as transfer agent, or if a third party is added to perform a substantive portion of the services to be provided by FIS under this Agreement (excluding any Sub-Agent appointed as provided in Section 1 hereof), then the Trust shall make a one-time cash payment, in consideration of the fee structure and services to be provided under this Agreement, and not as a penalty.  Such one-time cash payment to FIS shall be calculated based on the remaining duration of the New Initial Term.  In the event of termination prior to year four of the New Initial Term, the Trust shall pay FIS the fees that would be earned by FIS for its services hereunder during the next twelve (12) months.  In the event of termination during year four of the New Initial Term, the Trust shall pay FIS the fees that would be earned by FIS for nine (9) months.  In the event of termination during the last year of the New Initial Term, the Trust shall pay FIS the fees that would be earned by FIS for six (6) months.  For purposes of the calculation of the one-time payment, the fees that would be earned by FIS for each month shall be based upon the average fees payable to FIS monthly during the twelve (12) months prior to the date that services terminate, FIS is replaced or a third party is added; provided, however, that this liquidated damages provision shall not be applicable to liquidations of individual Funds which may occur from time to time for legitimate economic or regulatory reasons, as determined by the Board.

(e) The one-time cash payments referenced above shall be due and payable on the day prior to the first day in which this Agreement is terminated, services are terminated, FIS is replaced or a third party is added, as applicable.

(f) The parties further acknowledge and agree that, in the event services are terminated, FIS is replaced, or a third party is added, as set forth above, (i) a determination of actual damages incurred by FIS would be extremely difficult, and (ii) the liquidated damages provision contained herein is intended to adequately compensate FIS for damages incurred and is not intended to constitute any form of penalty.

(g) With respect to any termination of this Agreement occurring during a Rollover Period, the Trust shall be obligated to pay to FIS the lesser of: (i) the balance of the fees that would be earned by FIS for its services hereunder during the then-current Rollover Period; or (ii) the fees that would be earned by FIS for its services hereunder for twelve (12) months, plus any other than fees and out-of-pocket expenses in accordance with Section 5(c) of this Agreement.  For the avoidance of doubt, the fees that would be earned by FIS for each month shall be calculated in accordance with the procedure set forth in Section 5(d), above.”

c.               Funds.  Schedule A to the Agreement is hereby deleted in its entirety and replaced by the new Schedule A attached hereto.

d.              Fees.  Schedule C to the Agreement is hereby deleted in its entirety and replaced by the new Schedule C attached hereto.

4.              Representations and Warranties.

a.              The Trust represents (i) that it has full power and authority to enter into this Amendment, (ii) that this Amendment, and all information relating thereto has been presented to and reviewed by the Board of Trustees of the Trust (the “Board”), and (iii) that the Board has approved this Amendment.

b.              FIS represents that it has full power and authority to enter into and perform this Amendment.

5.              Miscellaneous.

a.              This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

b.              Each reference to the Agreement in the Agreement (as it existed prior to this Amendment), shall hereafter be construed as a reference to the Agreement as amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by both parties hereto.

c.               Paragraph headings in this Amendment are included for convenience only and arc not to be used to construe or interpret this Amendment.

d.              This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

e.               It is specifically acknowledged that this Amendment is made on behalf of The Victory Variable Insurance Funds, on behalf of each of the Funds listed on Schedule A, individually and not jointly. The assets of any one Fund shall not be used to offset the liabilities of any other Fund. Shareholders and Trustees of the Trust shall not be held personally liable for any obligations of Trust, or any of the Funds listed on Schedule A.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

FIS INVESTOR SERVICES LLC		VICTORY VARIABLE INSURANCE FUNDS, on behalf of each Fund listed on Schedule A, individually and jointly

By:	/s/ Fred Naddaff	By:	/s/ Christopher Dyer

Name:	Fred Naddaff	Name:	Christopher Dyer

Title:	Chief Operating Officer	Title:	President

Date:	8/29/16	Date:	8/24/16

SCHEDULE A

TO THE TRANSFER AGENCY AGREEMENT

BETWEEN

VICTORY VARIABLE INSURANCE FUNDS

AND

FIS INVESTOR SERVICES LLC

Funds

Name of Portfolio

1.              Victory Variable Insurance Diversified Stock Fund

2.              Victory RS Large Cap Alpha VIP Series

3.              Victory INCORE Investment Quality Bond VIP Series

4.              Victory S&P 500 Index VIP Series

5.              Victory High Yield VIP Series

6.              Victory INCORE Low Duration Bond VIP Series

7.              Victory RS International VIP Series

8.              Victory Sophus Emerging Markets VIP Series

9.              Victory RS Small Cap Growth Equity VIP Series

All Funds are listed as of the Amendment Effective Date

SCHEDULE C

FEE SCHEDULE

The Trust shall pay FIS on the first business day of each month, or at such time(s) as FIS shall request and the parties shall agree the following fees for the services provided under this Agreement at the annual rates set forth below. The fees listed below (except the AML Services Fees) apply in the aggregate to Victory Portfolios, Victory Institutional Funds and Victory Variable Insurance Funds. The fees are accrued daily and paid monthly.

Base Annual Fee:	$1,700,000

Annual Per Account Fees

Active Direct, Non-Level 3 Account	$12.00

Active Level 3 Account	$5.75

Inactive/Closed Account*	$1.00

Minimum Complex Annual Fee	$3,500,000

IRA Custodian Fee (paid by shareholder)	$15.00
Custom Programming and Development	$200/hr
Out of Pocket Fees	Billed as incurred

The fees above are inclusive of the following fees: transfer agency, OLA, Profile II, 22c-2 Per Cusip (but not 22c-2 data storage charges) provided under a separate agreement, AML (except per transaction search charges) and blue sky services (but not blue sky out of pocket filing fees). Out-of-pocket and other fees and services (with the exception of those listed above) will continue to be billed as they are today. CPI increases will continue to be applied.

AML Services Fees

Identity Check/Early Warning Review:	$575/year

Equifax Search:	$5/request

Early Warning:	0.17/scale

Conversion System Fee*:  $0

The parties acknowledge and agree that the Trust may incur development or conversion costs in conjunction with the conversion of RS Investment Trust data to the FIS platform.  The fees set forth herein do not include any such development or conversion expense incurred by the Trust from its resigning transfer agent.

Additional Services

Additional services such as development of interface capabilities, servicing of 403(b) and 408(c) accounts, management of cash sweeps between DDAs and mutual fund accounts and coordination of the printing and distribution of prospectuses, annual reports and semi-annual reports are subject to additional fees, which will be quoted upon request. Programming costs or database management fees for special reports or specialized processing will be quoted upon request.